Item 77M:

(a)	Guggenheim Equal Weight Enhanced Equity Income Fund and
Guggenheim Enhanced Equity Strategy Fund merged into Guggenheim
Enhanced Equity Income Fund.

(b)	The merger of Guggenheim Equal Weight Enhanced Equity Income
Fund and Guggenheim Enhanced Equity Strategy Fund (each, a Fund and collectively, the Funds) into Guggenheim Enhanced Equity Income Fund (the Surviving Fund) was completed on March 20, 2017. In the merger, the Funds outstanding common shares of beneficial interest were exchanged for newly-issued shares of common shares of beneficial interest of the Surviving Fund. The aggregate net asset value of the Surviving Funds common shares received by each Funds common shareholders in the merger was equal to the aggregate net asset value of their holdings of each Funds common shares as determined at the close of business on March 17, 2017, less the applicable cost of the merger (although each Funds common shareholders may have received cash in lieu of fractional shares). The Board of Trustees of the Funds and the Surviving Fund approved the merger on August 31, 2016 and the shareholders of the Funds and the Surviving Fund approved the merger on February 13, 2017. Guggenheim Equal Weight Enhanced
Equity Income Fund and Guggenheim Enhanced Equity Strategy Fund have ceased to be registered investment companies.